VIA EDGAR

October 14, 2021

Melissa Rocha, Office Chief

Scott Anderegg, Staff Attorney

Katherine Bagley, Staff Attorney

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Getnet Adquirência e Serviços para Meios de Pagamento S.A. Registration Statement on Form 20-FR12B/A Filed October 8, 2021 File No. 001-40818

Dear Ms. Rocha, Mr. Anderegg and Ms. Bagley:

Pursuant to Section 12(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Getnet Adquirência e Serviços para Meios de Pagamento S.A. (the “Company”) hereby requests acceleration of the effectiveness of its Registration Statement on Form 20-FR12B (File No. 001-40818) (as amended to date, the “Registration Statement”), so that it will become effective at 9:00 a.m. Eastern Standard Time on October 18, 2021 or as soon thereafter as is practicable. The Company hereby authorizes Nicholas Kronfeld of Davis Polk & Wardwell LLP, counsel to the Company, to modify or withdraw this request for acceleration orally.

The Company has been informed by The Nasdaq Stock Market (“Nasdaq”) that Nasdaq will certify to the U.S. Securities and Exchange Commission that the Company’s common shares, preferred shares, and American Depositary Shares, each representing two units, have been approved by Nasdaq for listing and registration under the Exchange Act.

The Company requests that we be notified of the effectiveness of the Registration Statement by a telephone call to Mr. Kronfeld at +1 212 450-4950.

Getnet Adquirência e Serviços para Meios de Pagamento S.A.

By:	/s/ André Parize Moraes
Name:	André Parize Moraes
Title:	Chief Financial Officer

By:	/s/ Luciano Decourt Ferrari
Name:	Luciano Decourt Ferrari
Title:	Investor Relations Officer